UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934

                              (Amendment No. ___)*

                                   uWink, Inc.
                                   -----------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    91818T107
                                    ---------
                                 (CUSIP Number)

                                 April 25, 2005
                                 --------------
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         /   /  Rule 13d-1(b)
         / X /  Rule 13d-1(c)
         /   /  Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP No.   91818T107
            ---------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Elkron International Holding S.A.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                     (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Luxembourg
--------------------------------------------------------------------------------
                                    5       SOLE VOTING POWER
         NUMBER OF

         SHARES                             595,458
                                    --------------------------------------------
                                    6       SHARED VOTING POWER
         BENEFICIALLY

         OWNED BY                           None
                                    --------------------------------------------
                                    7       SOLE DISPOSITIVE POWER
         EACH

         REPORTING                          595,458
                                    --------------------------------------------
                                    8       SHARED DISPOSITIVE POWER
         PERSON WITH

                                            None
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            595,458
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES* / /


--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.6%1
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------
                                *SEE INSTRUCTIONS

--------
1 Represents percentage ownership of all of the common stock outstanding

Item 1(a)         Name of Issuer:

                  uWink, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  5443 Beethoven Street
                  Los Angeles, CA 90066

Item 2(a)         Name of Person Filing:

                  Elkron International Holding S.A.

Item 2(b)         Address of Principal Business Office

                  223 Val Sainte Croix
                  L - 1371 Luxembourg

Item 2(c)         Citizenship:

                  Luxembourg

Item 2(d)         Title of Class of Securities:

                  Common Stock, par value $0.001 per share

Item 2(e)         CUSIP Number:

                  91818T107

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                  (a)      [ ] Broker or dealer registered under section 15 of
                               the Act (15 U.S.C. 78o).

                  (b)      [ ] Bank as defined in section 3(a)(6) of the Act (15
                               U.S.C. 78c).

                  (c)      [ ] Insurance company as defined in section 3(a)(19)
                               of the Act (15 U.S.C. 78c).

                  (d)      [ ] Investment company registered under section 8 of
                               the Investment Company Act of 1940 (15 U.S.C. 80a-8).

                  (e)      [ ] An investment adviser in accordance with
                               240.13d-1(b)(1)(ii)(E);

                  (f)      [ ] An employee benefit plan or endowment fund in
                               accordance with 240.13d-1(b)(1)(ii)(F);

                  (g)      [ ] A parent holding company or control person in
                               accordance with 240.13d-1(b)(1)(ii)(G);

                  (h)      [ ] A savings association as defined in Section 3(b)
                               of the Federal Deposit Insurance Act (12 U.S.C.
                               1813);

                  (i)      [ ] A church plan that is excluded from the
                               definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                  (j)      [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

                  If this statement is filed pursuant to 240.13d-1(c), check this box. [ ]

Item 4.           Ownership:

                  Amount Beneficially Owned:  1,831,703

                  Percent of Class:  5.6% of all common stock outstanding

                  Number of shares as to such persons has:

                    (i) sole power to vote or to direct the vote: 595,458
                   (ii) shared power to vote or to direct the vote: none
                  (iii) sole power to dispose or to direct the disposition of:
                        595,458
                   (iv) shared power to dispose or to direct the disposition
                        of: none

Item 5.           Ownership of Five Percent or Less of a Class:

                  Not applicable

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person:

                  Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                  Not applicable

Item 8.           Identification and Classification of Member of the Group:

                  Not applicable

Item 9.           Notice of Dissolution of Group:

                  Not applicable

Item 10.          Certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated : April 28, 2005


                                            ELKRON INTERNATIONAL HOLDING S.A.


                                            /s/ Ferruccio Cometto
                                            ------------------------------------
                                            Name/Title: Dott. Ferruccio Cometto,
                                                        Director




Attention:        Intentional misstatements or omissions of fact constitute
                  Federal criminal violations.  (See 18 U.S.C. 1001)